ASML - Summary IFRS Consolidated Statements of Operations1

	Three months ended,		Twelve months ended,
	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005
(Amounts in thousands EUR)

Net system sales	709,839	456,016	2,174,908	2,227,678
Net service sales	75,323	91,853	290,469	301,289
Net sales	785,162	547,869	2,465,377	2,528,967

Cost of sales	477,748	358,259	1,563,046	1,583,189
Gross profit on sales	307,414	189,610	902,331	945,778

Research costs	81,589	58,893	355,621	247,217
Research credits	(6,413)	(3,336)	(21,961)	(16,692)
Selling, general and administrative expenses	52,801	48,182	204,409	205,334
Restructuring expenses	-	-	(5,862)	-
Total expenses	127,977	103,739	532,207	435,859

Operating income	179,437	85,871	370,124	509,919

Financial income/(expense), net	(4,565)	(11,671)	(16,073)	(49,368)

Income before income taxes	174,872	74,200	354,051	460,551
Provision for income taxes	(67,192)	(16,863)	(127,100)	(127,725)
Net income	107,680	57,337	226,951	332,826

ASML - Summary IFRS Consolidated Balance Sheets1

	Dec 31,	March 27,	June 26,	Sep 25,	Dec 31,
	2004	2005	2005	2005	2005
(Amounts in thousands EUR)
ASSETS
Cash and cash equivalents	1,228,130	1,319,651	1,544,078	1,699,763	1,904,609
Accounts receivable, net	503,153	483,898	485,352	403,489	302,572
Inventories, net	717,688	728,378	695,330	653,098	777,200
Other current assets	230,346	223,768	211,583	210,705	199,651
Total current assets	2,679,317	2,755,695	2,936,343	2,967,055	3,184,032

Deferred tax asset	202,279	212,970	208,965	198,461	208,984
Other assets	27,840	30,266	30,932	36,882	31,873
Intangible assets	31,818	45,882	69,519	85,986	98,545
Property, plant and equipment	303,691	310,316	306,919	292,799	278,581
Total assets	3,244,945	3,355,129	3,552,678	3,581,183	3,802,015
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	813,141	765,667	776,784	765,463	1,419,982
Convertible subordinated bonds	802,810	708,059	749,169	758,034	293,091
Long term debt and deferred liabilities	236,213	313,805	338,102	316,914	267,971
Shareholders’ equity	1,392,781	1,567,598	1,688,623	1,740,772	1,820,971
Total liabilities and Shareholders’ equity	3,244,945	3,355,129	3,552,678	3,581,183	3,802,015

1.)	All figures are unaudited.

ASML - Summary IFRS Consolidated Statements of Cash Flows1

	Three months ended,		Twelve months ended
	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005
(Amounts in thousands EUR)	EUR	EUR	EUR	EUR

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	107,680	57,337	226,951	332,826
Depreciation and amortization	20,774	43,685	93,144	122,589
Change in tax assets and liabilities	63,977	(38)	114,359	142,674
Change in assets and liabilities	(240,442)	136,125	(183,187)	211,795
Net cash provided by operating activities	(48,011)	237,109	251,267	809,884
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(28,607)	(51,604)	(75,535)	(172,427)
Disposals	1,609	8,794	15,136	13,235
Net cash used in investing activities	(26,998)	(42,810)	(60,399)	(159,192)

Net cash provided by operating and
investing activities	(75,009)	194,299	190,868	650,692

CASH FLOWS FROM FINANCING ACTIVITIES
Redemption and/or repayment of loans	(331)	(307)	(1,159)	(12,949)
Proceeds from share issuance	1,077	5,530	20,030	15,828
Net cash provided by financing activities	746	5,223	18,871	2,879
Net cash flow	(74,263)	199,522	209,739	653,571
Effect of changes in exchange rates on cash	(13,366)	5,324	(9,418)	22,908
Net increase in cash and cash equivalents	(87,629)	204,846	200,321	676,479

ASML - Quarterly Summary IFRS Consolidated Statements of Operations1

	Three months ended,
	Dec 31,	March 27,	June 26,	Sep 25,	Dec 31,
	2004	2005	2005	2005	2005
(Amounts in millions EUR)

Net system sales	709.8	632.1	680.6	459.0	456.0
Net service sales	75.3	52.6	82.7	74.2	91.9
Net sales	785.1	684.7	763.3	533.2	547.9

Cost of sales	477.7	414.4	467.3	343.3	358.3
Gross profit on sales	307.4	270.3	296.0	189.9	189.6

Research costs, net of credits	75.2	64.9	54.8	55.3	55.6
Selling, general and administrative expenses	52.8	52.2	55.8	49.1	48.1
Total expenses	128.0	117.1	110.6	104.4	103.7

Operating income	179.4	153.2	185.4	85.5	85.9
Financial income/(expense), net	(4.5)	(12.0)	(11.5)	(14.2)	(11.7)
Income before Income taxes	174.9	141.2	173.9	71.3	74.2
Provision for income taxes	(67.2)	(40.3)	(50.9)	(19.7)	(16.9)
Net income	107.7	100.9	123.0	51.6	57.3

ASML - Notes to the Summary IFRS Consolidated Financial Statements

Basis of Presentation
ASML has prepared the accompanying summary consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) in order to satisfy European Union requirements applicable to companies quoted on a European Stock Exchange. Further disclosures, as required under IFRS in annual reports and interim reporting (IAS 34), are not included. The accompanying consolidated financial statements are stated in thousands of euros (“EUR”), except otherwise indicated.

ASML intends to continue publishing U.S. GAAP financial statements, as has been its historical practice.

Principles of consolidation
The accompanying consolidated financial statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All inter-company profits, transactions and balances have been eliminated in the consolidation.

Recognition of revenues
ASML recognizes revenue when all four revenue recognition criteria are met: persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; the seller’s price to the buyer is fixed or determinable; and collectibility is reasonably assured. At ASML, this policy generally results in revenue recognition from the sale of a system upon shipment and the revenue from the installation of a system upon completion of that installation at the customer site. Each system undergoes, prior to shipment, a "Factory Acceptance Test" in ASML's clean room facilities, effectively replicating the operating conditions that will be present on the customer's site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue recognized, only after all specifications are met and customer sign-off is received or waived. Although each system's performance is re-tested upon installation at the customer's site, ASML has never failed to successfully complete installation of a system at a customer premises.

The fair value of installation services provided to the customers is initially deferred and is recognized when the installation is completed. Sales from service contracts are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract.

Use of estimates
The preparation of ASML’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

Pensions
Under IFRS, ASML applies IAS 19, “Employee benefits”, in accounting for its multi-employer defined benefit plans. In accordance with IAS 19, ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan as the pension union managing the plan is not able to provide ASML with sufficient information to enable ASML to account for the plan as a defined benefit plan.

ASML - Reconciliation U.S. GAAP - IFRS1

Net income	Three months ended,		Twelve months ended,
	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005
(Amounts in thousands EUR)
Net income under U.S. GAAP	108,637	51,621	235,460	311,464
Share Based Payments (see Note 1)	(957)	197	(8,509)	(9,435)
Capitalization of development costs (see Note 2)	-	10,504	-	51,814
Convertible bonds (see Note 3)	-	(4,985)	-	(21,017)
Net income under IFRS	107,680	57,337	226,951	332,826

Shareholders’ Equity
	Dec 31, 2004	Dec 31, 2005	Dec 31, 2004	Dec 31, 2005
(Amounts in thousands EUR)
Shareholders’ equity under U.S. GAAP	1,391,602	1,711,837	1,391,602	1,711,837
Share Based Payments (see Note 1)	1,179	2,100	1,179	2,100
Capitalization of development costs (see Note 2)	-	51,815	-	51,815
Convertible subordinated bonds (see Note 3)	-	55,219	-	55,219
Shareholders’ equity under IFRS	1,392,781	1,820,971	1,392,871	1,820,971

Notes to the reconciliation from U.S. GAAP to IFRS

Note 1 Share Based Payments
Under IFRS, ASML applies IFRS 2, “Share based payments” beginning from January 1, 2004. In accordance with IFRS 2, ASML records as an expense the fair value of its share based payments with respect to stock options granted to its employees after November 7, 2002.

Under U.S. GAAP, ASML accounts for stock option plans using the intrinsic value method in accordance with APB 25 “Accounting for stock issued to employees” and provides pro forma disclosure of the impact of the fair value method on net income and earnings per share in accordance with SFAS 123 “Accounting for stock based compensation”.

Note 2 Capitalization of development costs
Under IFRS, ASML applies IAS 38, “Intangible Assets” beginning from January 1, 2005. During the second half of 2004, ASML made changes to its administrative systems in order to provide sufficient information to comply with IFRS beginning from January 1, 2005. Sufficient reliable information relating to development costs under IFRS before January 1, 2005 is not available. Under IAS 38, capitalized development costs are amortized over the expected useful life of the related product generally ranging between 2 and 3 years. Amortization starts when the developed product is ready for volume production.

Under U.S. GAAP, ASML applies SFAS 2, “Accounting for Research and Development Costs”. In accordance with SFAS 2, ASML charges costs relating to research and development to operating expense as incurred.

Note 3 Convertible subordinated bonds
Under IFRS, ASML applies IAS 32 “Financial instruments: Disclosure and presentation” and IAS 39 “Financial instruments: Recognition and measurement” beginning from January 1, 2005. In accordance with IAS 32 and IAS 39, ASML accounts separately for the equity and liability component of its convertible bonds. The equity component relates to the grant of a conversion option to shares to the holder of the bond.

The liability component creates a financial liability that is measured at amortized cost which results in additional interest charges.

Under U.S. GAAP, ASML accounts for its convertible bonds as a liability at the principal amount outstanding.

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.